

THREE CHORD BOURBON

Award Winning Blended Bourbon Company Founded by Rock Hall Famer Neil Giraldo

threechordbourbon.com   Buffalo, NY   [f] [instagram]



Alcohol & Vice   Consumer Goods   Retail   Distillery & Vineyards

Highlights

1 Our WeFunder raise is part of a $12.7m total campaign of which ~$9m has been funded.

2 12,000 cases sold in 2022; on track to hit a projected 75,000 annual cases in 5 years.

3 Sold by 3000+ stores in 38 states & Canada, and now focused on deeper sales in the largest states.

4 Awarded 40+ medals including Double Golds, and scored 97 pts Barleycorn + 94 pts Whiskey Advocate.

5 Raised $6.8m from angels in the past through convertibles and founders, of which 96% converted.

6 Growing Direct-To-Consumer sales through top delivery sites such as SharedPour, Drizly & ReserveBar.

7 Founder Neil Giraldo and wife Pat Benatar were inducted into the Rock & Roll Hall of Fame in 2022.

8 Award-winning Whiskeymaker Ari Sussman was one of the first US college lecturers in spirits making.

Our Team



Neil Giraldo Founder & Creative Director

Neil is a professional musician, producer and composer with over four decades of experience. He has won 5 Grammys, and was inducted into the Rock & Roll Hall of Fame together with his wife, Pat Benatar. Neil is the creative heart and soul of Three Chord.



Paul Nanula CEO & President

Paul is a highly accomplished executive, entrepreneur and investor with 40+ years of supermarket and convenience store operations experience critical for the alcohol industry. He has multiple successful exits selling companies to global conglomerates.



Ari Sussman Master Whiskeymaker



Ari has built over 15 distilleries across the country and won "Best Vodka in the World" and "Top Ten Spirits" awards. He was one of the first lecturers at the Artisan Distilling Program at Michigan State University, and trained as a winemaker in France.



Tony DeYoung National Sales Manager

Tony is a 25+ year veteran in the spirits industry in all 3 tiers of alcohol distribution. He has managed leading brands including Makers Mark, Jack Daniels, Crown Royal and Deep Eddy Vodka. He is also an operations expert with deep retailer contacts.



Michael Nanula Director of Marketing

Michael has 12+ years of developing and operating ventures. He launched the entire marketing effort for Three Chord, creating a nationally recognized brand. Not only a social media expert, Michael is also a crooner and manages our artist collaborations.

Three Chord Bourbon: Mid-stage American Whiskey Blending House


SAN FRANCISCO WORLD SPIRITS COMPETITION 2021 DOUBLE GOLD
SAN FRANCISCO WORLD SPIRITS COMPETITION 2021 GOLD
SAN FRANCISCO WORLD SPIRITS COMPETITION 2021 GOLD
SAN FRANCISCO WORLD SPIRITS COMPETITION 2021 SILVER
SAN FRANCISCO WORLD SPIRITS COMPETITION 2021 SILVER
THREE CHORD
THREE CHORD
THREE CHORD
THREE CHORD


THREE CHORD
TWELVE BAR RESERVE
BLENDED BOURBON WHISKEY
AMPLIFY
Aged 15 Years

Three Chord Bourbon is a mid-stage American whiskey blending house that embraces the spirit of creativity through a unique brand rooted in music. Founded in 2017 by celebrity, Neil Giraldo (5-time Grammy award winning musician, producer, and composer as well as Rock & Roll Hall of Famer), Three Chord carefully formulates its award-winning bourbon blends and uses unique barrel finishing that first began shipping in mid-2018.

Market demand for bourbon continues unprecedented growth, which has further propelled acquisitions of craft bourbon brands by large spirits conglomerates such as the recent acquisition by Italy's Campari of Wilderness Trail Distillery at a $600 million valuation. Three Chord intends to build upon its success over the last several years for a target exit in 5 years. This Series A offering will be spent primarily on sales and marketing to help the company achieve sales targets required for a successful sale. *(Projections not guaranteed)*.

Our Awards & Accolades: Double Gold Medals and 93-97 Point Scores


SAN FRANCISCO WORLD SPIRITS COMPETITION 20 GOLD
SAN FRANCISCO WORLD SPIRITS COMPETITION 20 21 DOUBLE GOLD
JOHN BARLEYCORN AWARDS 2022 DOUBLE GOLD
JOHN BARLEYCORN AWARDS 2022 DOUBLE GOLD WINNER
POINT 97 SCORE tastingpanel
POINT 94 SCORE tastingpanel
AMERICAN SPIRITS 2022 ASCOT AWARDS GOLD
JOHN BARLEYCORN AWARDS 2022
2019 LAS VEGAS GLOBAL SPIRIT
2022 BARTENDER SPIRITS AWARDS
ASCOT AWARDS
THE BEST


WINNER
COUNCIL OF TASTERS
GOLD WINNER
AWARDS
GOLD
GOLD
Best Rye
GOLD MEDAL
2022
Whisky
ADVOCATE
10 HIGHEST SCORING WHISKIES
FROM THE SUMMER 2020 BUYING GUIDE
94 points
Three Chord 12 year old Twelve Bar Reserve Barrel-Proof Straight Bourbon (Batch 0007), 53.5%
CRAFT DISTILLERS SPIRITS COMPETITION
Whisky
ADVOCATE
94
WHISKYCAST
Cask Strength Conversation Since 2005
Score: 93 Points
WINE ENTHUSIAST
TOP 100 SPIRITS 2019

Three Chord has won over 40 industry awards and accolades over the last 5 years scoring:

- 97 points Barleycorn Awards – Three Chord Strange Collaboration

(blended Kentucky bourbon aged in pinot noir barrels)

- 94 points WhiskyCast – Three Chord Twelve Bar Reserve

(blended Kentucky 12-year bourbon seasonal release)

- 93 points Whisky Advocate – Three Chord Amplify Rye

(double oaked, blended rye whiskey from Kentucky and Indiana)

We have taken home Double Gold medals at the World Spirits Competition and Barleycorn Awards as well as over 40 Gold and Silver medals. In addition, industry experts ranging from renowned whiskey critics to leading influencer podcasters have rated Three Chord amongst the best in the whiskey world – here's what they have to say:


Three Chord Industry Feedback
INDUSTRY
FEEDBACK
Watch later
Share
AMERICAN SPIRITS
2022
ASCOT AWARDS
GOLD
10 HIGHEST SCORING WHISKIES
2020 BourbonFinds Fan Favorites
BOURBON



Sold in over 3000 retailers	Distribution in 38 states
9 SKUs and counting	Nationwide In 2023

We now sell 9 core whiskey products in 38 states at over 3,000 retailers, and surpassed 11,000 cases sold in 2022. Our plan is to now go deep in states with the highest consumption of American whiskey namely Florida, Texas, New York, California, Michigan, Illinois and Kentucky. We are already stocked by major retail chains including Costco, Wegmans, Shoprite, BevMo and Specs as well as numerous local premium liquor stores that specialize in craft spirits brands sought after by true whiskey and bourbon enthusiasts.








Three Chord's network of distributors consists of leading industry names such as RNDC, Empire Merchants, Johnson Brothers, and

Breakthru Beverage. Due to the three-tier alcoholic beverage distribution system, all producers (which includes Three Chord) by law must sell their products through distributors who then sell to retailers. These relationships can take years to build and are a major barrier to entry for new spirits companies. Three Chord is now reaping the benefits of 5 years of grueling hard work to not only secure those valuable contracts but move product through the top distributors for the widest and deepest reach.



The spirits industry in the United States has steadily grown in both value and volume surpassing $35,000,000,000 in sales in 2021, and has continuously captured increasing market share away from wine and beer, growing from 34% to over 41% of total alcohol industry revenues over the past decade.





10,000

2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021

Source: The Distilled Spirits Council of the U.S.

American whiskey (which includes bourbon) has also experienced consistent growth in domestic demand achieving nearly 30,000,000 cases sold in 2021, ranking it as the second largest category within spirits after vodka. Consumers have become much more knowledgeable about whiskey and bourbon, which has led to significant focus on premium brands where the average price point for American whiskey has exceeded that of vodka with strong demand at the super premium level particularly for unique small batch runs with a penchant for unique blended bourbons and whiskies.

CONTINUED M&A ACTIVITY

Large distilleries have acquired leading craft distilleries over the last fifteen years at high valuations based primarily on brand value and cases sold since the larger corporations can absorb these craft brands into their fold, eliminate overhead in production, marketing, sales and administration due to their economies of scale, and broaden their brand portfolios. Here are some notable examples:

Brand Acquired	Acquirer	Year	Purchase Price	Cases Sold	Valuation per Case
Casamigos Tequila	Diageo	2017	$700 million	120,000	$5,833
Aviation Gin & Davos Brands	Diageo	2020	$610 million	95,000	$6,421
Pendleton Whiskey	Proximo	2018	$205 million	Undisclosed	N/A
Forty Creek Distillery	Campari	2013	$186 million	Undisclosed	N/A
High West Distillery	Constellation	2016	$160 million	70,000	$2,285
Angel's Envy	Bacardi	2015	$160 million	55,000	$2,909

THREE CHORD EXIT METRICS AS AN ACQUISITION TARGET

Three Chord has already begun approaching potential buyout suitors to set industry standard buyout metrics. General consensus indicates achievement of 75,000 cases sold, $10 million in gross sales revenue and nationwide sales reach as critical achievements for a successful acquisition target. Based on on a conservative valuation factor of roughly $2,700/case, this could yield approximately a $200,000,000 acquisition exit price (not guaranteed).



OUR STORY: PERFECTLY TUNED TASTE



Neil Giraldo approaches music with passion and precision, creating pieces that attract worldwide praise due to their familiar yet unique nature. When discussing bourbon with his buddies back in 2017, he wondered whether that same process could be applied to craft the perfect drink. So, he set out on a new adventure: shaking up the bourbon industry while maintaining respect for the tradition and legacy of heritage whiskeys. A new method, "Perfectly Tuned Taste," was developed, and we haven't looked back since.



WHAT MOVES US

Our portfolio embodies the heart and soul of music. Our inspiration comes from a place of expression, innovation, and creativity. Like any artist/musician we are moved by the pioneers before us to develop something that is familiar yet unique.

Neil Giraldo approaches music with passion and precision, creating pieces that attract worldwide praise due to their familiar yet unique nature. When discussing bourbon with his buddies, he wondered

nature. When discussing bourbon with his buddies, he wondered whether that same process could be applied to craft the perfect drink. So, he set out on a new adventure: shaking up the bourbon industry while maintaining respect for the tradition and legacy of heritage whiskeys. A new method, "Perfectly Tuned Taste," was developed, and we haven't looked back since.





WHISKEY BLENDING: OUR UNIQUE PRIDUCTS AND PROCESS

Distilling is a science. Blending is an art.

The Three Chord team of expert blenders, coopers and sensory professionals have refined the multi-step process we call "Perfectly Tuned Taste." Our process begins by carefully selecting the finest bourbon and rye whiskeys from stocks in Kentucky, Tennessee, Indiana and North Carolina. Once the blend of spirits is assembled, we apply our proprietary process of pyrolysis — heating American oak to precise temperatures to release specific flavor and aroma compounds — and our

proprietary blending process to integrate these compounds into the blended spirit through a second aging in those barrels.

POINT 97 SCORE
tastingpanel
Best Rye
GOLD MEDA
2022
JOHN BARLEYCORN AWARDS
2022
DOUBLE GOLD WINNER
RYE
A HARMONY OF FLAVOR STRUCTURE & FINISH
THREE CHORD
PREMIUM CRAFT SPIRITS
SMALL BATCH
HANDCRAFTED
THE POWER OF THREE
PERFECTLY TUNED TASTE
AMPLIFY
Rye Whiskey
Bourbon
STRANGE
STRANGE COLLABORATION
THREE CHORD
PREMIUM CRAFT SPIRITS
SMALL BATCH
HANDCRAFTED
THE POWER OF THREE
PERFECTLY TUNED TASTE
KENTUCKY Straight Bourbon WHISKEY
FINISHED IN PINOT NOIR BARRELS
TOP RATED
TOP SELLER

We are masters at unique expressions of whiskey and bourbon. Our top award winner is Three Chord Amplify Rye, which blends select Kentucky and Indiana rye whiskeys then ages them again in American oak barrels for flavor enhancement. Our top seller in the country is Three Chord Strange Collaboration, which blends 3 kinds of Kentucky bourbon then finishes that off for 6 months in pinot noir barrels provided by Strange Family Vineyards in the California Central Coast.

Proprietary blending of top
Returned to special





By sourcing bourbon and whiskey from the country's top producers, this reduces significant overhead through eliminating the need for a complete distillery plant and warehouse. In addition, Three Chord works with a sister company, Barrelmark, LLC whereby aging American whiskey has already been allocated to Three Chord to avoid future raw material shortages.

Our Master Whiskeymaker Ari Sussman

Three Chord now spans 8 core expressions augmented by single barrel picks, custom order blends and special seasonal releases. Our facility in Chelsea, Michigan is led by Whiskeymaker Ari Sussman who ensures every small batch blend of Three Chord is evaluated by a trained sensory panel to ensure an uncommon depth of flavor, aroma, and character in each bottle. Ari was one of the first lecturers in the country on whiskey making at Michigan State University, and continues to push innovation at Three Chord.



GIVE BACK TO THE MUSIC COMMUNITY

When Neil founded the company, he also wanted to make giving back to musicians and the music community a core value of the company. Three

Chord philanthropically supports several music charities ranging from those that aid school music programs facing budget cuts to regional blues societies that preserve and promote the artform.

Ground Game Marketing: Music Ambassador Program


THREE CHORD
PERFECTLY TUNED TASTE
Our invitation:
"However you define your life...
celebrate...sip...relax.
Three Chord Bourbon.
Perfectly Tuned Taste"

In addition, Three Chord is proud of its Musical Ambassadorship program which financially supports leading regional artists across genres. Every time these ambassadors promote Three Chord while performing be it product placement or social media shoutouts, they get paid by the company.


EVENT INFO: #1365 | Dave Ciccantelli | 01/19/2023 07:00:00 PM
Vino Etc.



We use a proprietary management app that allows our ambassadors to immediately upload their activities and get paid sometimes within an hour of the event, which boosts what they can make per gig while powerfully plugging the brand. When your favorite local artists asks you in the audience to support their music by supporting Three Chord, immediate sales are seen. Our plan is to recruit 400 Musical Ambassadors over 5 years, which may produce as many as 20,000 Three Chord branded performances each able to generate on premise and off premise sales.

NEIL GIRALDO & PAT BENATAR: MARKETING STAR POWER

Neil and his wife, Pat Benatar, were inducted into the 2022 Rock & Roll

Neil and his wife, Pat Benatar, were inducted into the 2022 Rock & Roll Hall of Fame, which electrified fans and generated significant buzz for Three Chord.

Neil and Pat continue to reach their fans through an annual extensive summer concert tour of nearly 50 shows where Three Chord is heavily promoted at every performance venue, and linked to tie-ins with other local promotional events. These drive immediate sales during concerts and right afterwards in that city. We expect these annual tours to continue boosting sales and awareness, and are in discussions for international concerts to launch an exports strategy.



https://threechordbourbon.com/